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                                                                Exhibit 21.1


                    SUBSIDIARIES OF RICHEY ELECTRONICS, INC.


1. Deanco, Inc., a New York corporation ("Deanco"), has done business under the following names: Acacia, Acacia/Deanco, Deanco, Mega, Mega/Deanco and Schaal. The Board of Directors of the Company has adopted resolutions to merge Deanco into the Company. In January 1996, the Company submitted to the State of New York Department of State for filing a Certificate of Merger to effect such merger. The Certificate will not be filed in New York until after Deanco has filed its 1995 tax returns in New York. Beginning in April 1996, the Company and Deanco will do business as Richey Electronics.